UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WHITESTONE REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

966084204

(CUSIP Number)

David Bramble

2002 Clipper Park Rd. Suite 105

Baltimore, MD 21211

(410) 340-1665

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966084204

1	Name of Reporting Person MCB PR Capital LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8

Shared Voting Power

4,690,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See response to Row 8.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,000 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 966084204

1	Name of Reporting Person MCB Acquisitions Manager LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8

Shared Voting Power

4,690,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See response to Row 8.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,000 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person OO

CUSIP No. 966084204

1	Name of Reporting Person P. David Bramble
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8

Shared Voting Power

4,690,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See response to Row 8.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,000 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person IN

Explanatory Note

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common shares of beneficial interest, $0.001 par value per share (the “Common Shares”), of Whitestone REIT, a Maryland real estate investment trust (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 3, 2024 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D filed with the Securities and Exchange Commission on October 9, 2024 ( “Amendment No. 1” and, together with the Initial Schedule 13D, the “Schedule 13D”). Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

Over a month following delivery of the Revised Proposal to the Board of Trustees of the Issuer (the “Board”), the Board has continued both to rebuff discussions with MCB regarding a potential transaction and to decline to commence any strategic alternatives process more broadly. Faced with the Board’s ongoing refusal to consider all opportunities to maximize value for the Issuer’s shareholders, on November 18, 2024, MCB delivered to the Board a letter (the “November 18 Letter”) notifying the Board that MCB was withdrawing the Revised Proposal, effective immediately. In the November 18 Letter, MCB informed the Board that it will continue to consider all options available to MCB and other shareholders of the Issuer to ensure that the Board upholds its responsibilities.

The foregoing description of the November 18 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the November 18 Letter, which is attached hereto as Exhibit 7.03, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 7.03	Letter from MCB to the Board of Trustees of the Issuer, dated as of November 18, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2024

/s/ P. David Bramble
David Bramble, Individually, and

On behalf of MCB Acquisitions Manager LLC, as the sole member of MCB Acquisitions Manager LLC

On behalf of MCB PR Capital LLC, as the sole manager of MCB PR Capital LLC